Filed by Cell Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant Rule 14a-12
Of the Securities Exchange Act of 1934
Subject Company: Cell Therapeutics, Inc.
Commission File No.: 001-12465

CTI-Novuspharma Merger June 17, 2003

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed CTI/Novuspharma merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the CTI and Novuspharma businesses will not be integrated successfully; costs related to the proposed merger, failure of the CTI or Novuspharma stockholders to approve the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Cell Therapeutics, Inc. (CTI) will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.

CTI and Novuspharma S.p.A. and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of CTI and Novuspharma with respect to the transactions contemplated by the merger agreement. Information about the directors and officers of CTI is included in CTI’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on May 14, 2003.

This document is available free of charge at the SEC’s website at http://www.sec.gov and from CTI.

Strategic Rationale Immediate Realizable Synergies
Greater revenue growth potential
TRISENOX® gaining hematology market share	MARKETED
XYOTAX™ in pivotal trials for lung cancer	LAUNCH 2005
Pixantrone in pivotal trials for NHL	LAUNCH 2006
Targeting profitability in 2005

Strong combined balance sheet
$230 million proforma end Q1, 2003

Significant cost savings
$18-$20 million annual operating synergies

Strengthened oncology drug development expertise

Global access to patients, physicians and capital markets

Overview of CTI
TRISENOX®: approved in US and EU for APL
100%CAGR expected through 2004
Potential to capture significant share of hematologic malignancy market (MDS, MM)
$150 million US sales potential

XYOTAX™: safer, potentially more effective paclitaxel in pivotal trials for non-small cell lung and ovarian cancers

CT-2106 (PG-CPT): safer, potentially more effective camptothecin in phase I

Balance sheet: ~$111 million cash as of 3/31/03

Research coverage
CIBC World Markets, Lehman Bros., Piper Jaffray, Wells Fargo, Punk Ziegel, Delafield Hambrecht

Overview of Novuspharma S.p.A.
Pixantrone potential “best in class” safer, more effective anthracycline in pivotal trials for NHL

Strong balance sheet: ~$120 million cash as of 3/31/03

Former oncology drug development arm of Boehringer Mannheim, part of Hoffman La Roche
Expertise in pre-development, pharmacology, CMC, Phase I-II

Research coverage: Lehman Bros., SG Cowen, Banca IMI, Caboto

Timing
Unanimous approval of both Boards

Subject to Novuspharma and CTI shareholder approval

Subject to approval of CTI’s application to list its shares on the Nuovo Mercato

Merger expected to close Q4

Integration plan & team established
$18-20 million full year of cost savings expected in 2004

Year end combined cash position forecasted at $160M

Specifics of Agreement
CTI to issue 16 million shares of CTIC to Novuspharma shareholders
Fixed exchange ratio 2.45
Transaction value ~$235 million
Dual listing on NASDAQ and Nuovo Mercato

Novuspharma to have two seats on board with a third independent director to be nominated prior to closing

Silvano Spinelli, CEO of Novuspharma to join CTI’s management team in following roles
EVP, Development at CTI
Managing Director, CTI’s European subsidiary in Bresso

Company Profiles
	CTI	Novuspharma

Therapeutic focus	Cancer	Cancer

Key Products

Marketed	TRISENOX®	--

Phase III	XYOTAX™	Pixantrone

Phase I/II	CT-2106 (polyglutamate camptothecin)	MT-201, BBR3576

Core competencies	Sales & Marketing, Phase II/III, Target discovery & validation	Preclinical (in vivo, PK/PD), CMC (analytical), Phase I-II

Head count	288	85

Facilities	170,000 sq ft (Seattle)	75,000 sq ft (Milan)

Balance sheet 3/31/03	$111 million	$120 million*

*Converted to US dollars; exchange rate 1.18

Merged Company

Therapeutic focus	Cancer

Key Products

Marketed	TRISENOX®

Phase III	XYOTAX™, Pixantrone

Phase I/II	CT-2106, MT-201, BBR3576

Core competencies	Fully integrated capabilities from target discovery through commercialization

Head count	~320

Facilities	250,000 sq ft (Seattle-Milan)

Balance sheet (3/31/03)	~$230 million*

*Converted to US dollars; exchange rate 1.18

Operating Synergies
Center of excellence – Milan

Medicinal chemistry, lead optimization
Preclinical models, toxicology-ADME, analytical development, pharmacology
Clinical trials material production
PK/PD testing in Phase I
EU pharmacovigilance, QA/QC
European clinical development

Operating Synergies
Corporate Headquarters – Seattle

Target discovery/validation

Clinical Development
Phase I-III
Drug Regulatory Affairs
Drug Safety & Surveillance

Sales & Marketing

Portfolio Synergies

Key Products	Hematology	Solid Tumors

TRISENOX®	Leukemia, CML MDS, Multiple myeloma

Pixantrone	Aggressive NHL Indolent NHL	Breast cancer Prostate cancer

XYOTAX™		NSC Lung cancer Ovarian cancer

CT-2106		Colorectal cancer Small cell lung cancer

Pixantrone Product Summary
Long lasting complete/partial responses in heavily treated NHL patients as single agent
Synergistic with combination therapy (Rituxan®)

Cardiac toxicity profile superior to existing agents

Convenience of eliminating central line

Reduces need for expensive anti-emetics

Initial market entry into area of high unmet need

Pixantrone Clinical Summary
Extensive experience in >170 patients
7 phase I, II trials

Highly active in combination regimens for relapsed/refractory NHL replacing doxorubicin
CHOP n=17
13 patients evaluable; 6CRs/1PR
ESHAP n=21
19 pts evaluable; 7CRs/4PRs

Highly active in relapsed/refractory indolent NHL
FND-R n=9
6 patients evaluable; 5CRs/1PR

Pixantrone Impressive Single Agent Activity in Relapsed/Resistant Aggressive NHL

Patient	NHL	Status	Prior Rx mg/m2	Resistant Prior RX	Respnse (Pix dose)	Duration (mos)

M-80	DLC	1st Rel	Dx380	Yes	uPR(650)	NA

F-79	DLC	2nd Rel	Dx400	Yes	CR(1530)	17

F-65	DLC	2nd Rel	Dx400	Yes	CR(1530)	4

M-65	DLC	3rd Rel	Dx250	No	uPR(1190)	NA

M-72	DLC	3rd Rel	Dx400	No	PR(1530)	6.5

M-66	tFoll	5th Rel	Dx240/ Mtx50	No	PR(1360)	17+

F-65	Mant	2nd Rel	Dx300	Yes	CR(1060)	12.5

M-65	DLC	2nd Rel	Dx300	No	uPR(1020)	NA

Pixantrone Impressive Single Agent Activity in Relapsed/Resistant Aggressive NHL

Patient	NHL	Status	Prior Rx mg/m2	Resistant Prior RX	Response (Pix dose)	Duration (mos)

F-72	DLC	4th Rel	Dx300	Yes	PR(1020)	5

F-41	Mcy	3rd Rel	Dx300	No	CR(1241)	7

F-60	DLC	3rd Rel	Dx400	Yes	PR(1020)	NA

M-78	Mant	2nd Rel	None	Yes	uPR(1020)	NA

F-55	DLC	1st Rel	Dx300	No	CR(1326)	12

M-66	DLC	2nd Rel	Dx	Yes	uPR(425)	1

Pixantrone Impressive Single Agent Activity in Relapsed/Resistant Aggressive NHL
High response rates in relapsed/resistant aggressive NHL
ORR= >30% (7CRs/5PRs + 5uPR’s)
Durable responses: TTP >8 months for responders

Well tolerated
Grade 4 neutropenia 13/33 (40%)
Grade 4 anemia/thrombocytopenia 0-1/33 (<3%)

28/33 (85%) had maximum prior anthracycline exposure

14/33 (42%) received >1,000-1500mg/m2 Pixantrone

Encouraging low incidence of cardiac events despite prior anthracycline exposure

Pixantrone U.S. Registration Strategy
New strategy for registration in U.S.
Pivotal trial in 3rd line aggressive NHL
Compelling phase II clinical data
High unmet need—qualifies for fast track
No approved agents—non-randomized single open label trial ~120 pts
Enrollment completion late 2004
NDA target Q4 2005
Potential launch 2006

Phase III in relapsed indolent NHL ± rituximab to provide market penetration support

Pixantrone U.S. Market Potential
Anthracyclines
Standard of care
Front line and relapsed aggressive NHL (CHOP)
Front line for acute myeloid leukemias
Front line breast cancer, relapsed HR prostate cancer

$500+ million in annual sales
Market leaders
Doxorubicin (US)
Epirubicin (EU)

Major limitation—life time cardiac toxicity threshold

Pixantrone U.S. Market Potential Survey
If approved in 3rd line aggressive NHL
100% would use it in 2nd & 3rd line
50% would replace doxorubicin in 1st line for aggressive especially high cardiac risk patients
>50% would use it in 2nd and 3rd line indolent
Zevalin™ and Bexxar® would be used after Pixantrone due to difficulty with nuclear medicine scheduling issues
With supportive data in clinical trials could move into breast and prostate cancers

Base case forecast $150 million peak U.S. sales

TRISENOX®
Product approved U.S. and EU

100% CAGR forecasted through 2003

$150+ million peak U.S. sales potential

Compelling efficacy in hematologic cancers (APL, MM, MDS)

Gaining US market share

EU penetration limited to initial label (APL)

Potential for MDS filing in 2004 allows for re-evaluation of EU commercial potential and strategy

TRISENOX® Impressive efficacy data in hematologic cancers
Myelodysplasia (120 patients)

Decreases or eliminates RBC and platelet transfusion independence
80% of responding patients became transfusion independent lasting up to 2 yrs

32% objective responses including high risk patients

Well tolerated, no dose reductions required

Projected sNDA and sMAA filing in both EU and US in 2004

Multiple myeloma (86 patients)

High response rates in combination with vitamin C
40% objective responses
100% improvement in kidney function

Well tolerated, manageable side effects

Reported at conferences in May, 2003

TRISENOX® Sales revenues & forecasts

Source for 2003, 2004 estimates: CIBC World Markets

XYOTAX™ Safer, potentially more effective taxane
Novel, patented polyglutamate polymer technology links paclitaxel to a “digestible” polymer

Polymer bound paclitaxel accumulates preferentially in tumor blood vessels

Allows the chemotherapy to enter cancer cells through a different mechanism than standard paclitaxel

Selectively releases chemotherapy in tumor

A new chemical entity; not a reformulation

Patent protection through 2017

XYOTAX™ Target Product Profile
	XYOTAX™	Paclitaxel	Docetaxel
Premedications	No	Yes	Yes
Special Infusion kits	No	Yes	Yes
Infusion time	10 mins	3 hrs	1 hr
Hair Loss	No	Yes	Yes
Lung Toxicity	No	No	Yes
Neuropathy	Infrequent	Frequent	Infrequent
Tolerability	Excellent	Fair	Fair
Efficacy	Superior	—	—

XYOTAX™
Designated fast track by FDA
“PS2 NSC lung cancer is incurable and current treatments offer modest benefit”
“XYOTAX has the potential to demonstrate improvement over available therapy in these patients based on anti-tumor activity reported in phase I and phase II clinical trials”

FDA approved Phase III program in NSC lung cancer to demonstrate superior survival
Front line therapy in PS2
Second line treatment

Gynecologic Oncology Group to run phase III in ovarian cancer
Front line therapy

Phase II XYOTAX™ Front Line PS2 NSC Lung Cancer
PS2 accounts for 25% of 170,000 patients with NSC lung cancer (most are elderly)

Current treatments are poorly tolerated (median 2 doses)

Disease progresses rapidly
Median 6 weeks
Median survival poor (2.4 – 3.9 months)*

High unmet need—potential accelerated regulatory review

Phase II XYOTAX™ clinical data supports phase III investigation

Principle investigators on Phase III program are key opinion leaders of major cooperative groups (CALGB, ECOG, SWOG)

*Single agent v. combination therapy respectively

Phase II XYOTAX™ NSC Lung Cancer
Efficacy (PS2)	Objective Response Rate	Median # of Doses	Time to Progression (months)	Survival (months)

XYOTAX™ (175 mg/m2)*	~10%	4	2.6	≥5.4

	Toxicities (Grade 3 / 4)
	Highest (Grade 4)		10%
	Neutropenia		4%
	Neuropathy/Fatigue		7%

Efficacy (PS2)

Paclitaxel (225 mg/m2)**	~10%	2	1.5	2.4

	Toxicities (Grade 3 / 4)***
	Highest (Grade 4)		53%
	Neutropenia		63%
	Neuropathy/Fatigue		>10%

*ASCO 2003 poster ** ASCO 2002 presentation, R.C. Lilenbaum *** Paclitaxel/carboplatin regimen, NEJM Vol 346, No. 2, June 10, 2002

XYOTAX Phase III NSC Lung Cancer STELLAR 2-3-4 trials
STELLAR 2	STELLAR 4
Second line therapy	Front line PS2 XYOTAX™ v.
XYOTAX™ v. docetaxel	gemcitabine or vinorelbine
840 patients	370 patients
Target enrollment- end Q2-2004	Target enrollment- end Q1-2004

STELLAR 3
Front line PS2 XYOTAX™/platinum v. paclitaxel/platinum	ENDPOINTS on all trials– Superior Survival
370 patients
Target enrollment- end Q4-2003

XYOTAX™ for Ovarian Cancer Phase I-II Summary Efficacy
XYOTAX™ (175mg/m2) (n=91, Salvage^)
	Platinum Sensitive	Platinum Resistant

CR/PR	5/18 (28%)	3/20 (15%)
SD	5/18 (28%)	4/20 (20%)

XYOTAX™* + cisplatin (75mg/m2) (n=12)		*175,210,225,250 mg/m2 ^ patients with 2 prior regimens Results reported at 2002 EORTC Meeting
Platinum Sensitive/ Resistant

PR	5 (42%)
SD	5 (42%)

Phase II XYOTAX™ Salvage Ovarian Cancer
	XYOTAX™***	Taxol®*	Doxil®**	Topotecan**

Efficacy	28%	15%	28%	28%
Response rate

Side Effects
Neutropenia	2%	65%	12%	77%
Neuropathy	10%	21%	N/A	N/A
Skin toxicity	0%	0%	23%	0%
Hair loss	0%	87%	16%	49%
Dose reduction	1%	N/A	57%	78%

* Taxol® package insert, 2nd line data ovarian cancer, 3hr infusion ** J Clin Oncology 2001, Randomized trial Doxil® v. Topotecan in 2nd line ovarian cancer *** Third-line treatment

XYOTAX Phase III Ovarian Cancer Gynecologic Oncology Group Trial
Front Line Ovarian Cancer
XYOTAX™/platinum v. paclitaxel/platinum
Conducted by 200+ GOG centers in US
1200 patients (12 months enrollment)
Start late 2004
Endpoint: non inferior PFS, Superior side effect profile

XYOTAX™ Why Novuspharma?
Economically superior
$120M in cash
$18M-$20M in cost savings
Contributes additional phase III $150M+ product
Critical mass in “global” oncology drug development
Increases commercial capabilities in EU for expanded TRISENOX® label and sales potential

FDA’s XYOTAX™ fast track designation significant validating value driver

Retention of WW (excluding Asia) rights critical among the potential multi-national pharma companies

Allows the Company to re-evaluate prior interest in focusing solely on ex-US partner for XYOTAX™ and turn attention to more global strategic relationship

Portfolio Synergies Summary
TRISENOX®
EU sales driven by product label indications
Potential MDS label expansion makes ex-US commercial prospect attractive
Expanded label has attracted interest among several pharma companies for co-promotional relationship
Investment in EU commercial presence would maximize WW revenue potential

XYOTAX™
Stronger EU presence to allow more efficient pivotal trial management
35-40% of phase III enrollment in the EU
Transaction allows CTI to retain WW rights and explore growing interest for potential “global” partnership

Portfolio Synergies Summary
Pixantrone
Strong US hematology presence will facilitate clinical and regulatory development
Same customer base as TRISENOX® provides sales and marketing efficiencies

CT-2106
Enhances access to clinical sites in EU to expedite phase II trials
Provides cost synergies for required preclinical, manufacturing activites

Preclinical targets
HIF-1a and LPAAT promising novel targets

Remaining product programs with greatest commercial potential will be reviewed and prioritized